October 8, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telesat Canada Form 20-F for the fiscal year ended December 31, 2009 File March 3, 2010 File No. 333-159793

Dear Mr. Spirgel:

This letter sets forth the responses of Telesat Canada (the “Company” or “Telesat”) to the comments set forth in the Staff’s letter dated September 27, 2010 in connection with the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2010.  For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2009

Item 5- Operating and Financial Review and prospects
Management’s discussion an analysis of financial condition and results of operations
Critical Accounting Policies

Goodwill and other Intangible assets with indefinite useful lives, page 72

1.
Comment:  We note that goodwill represents 47% or more of your assets as of December 31, 2009. Due to significance of your goodwill balance and in light of the risk factors related to your business disclosed on pages 4 to 18, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.

Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

Larry Spirgel
October 8, 2010

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise, disclose if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response:

The Company does not believe that, for the period ended December 31, 2009, it was at risk of failing step one of the goodwill impairment test. An independent appraiser was hired during the fourth quarter of 2009 to assist management in the valuation of the reporting unit. The results indicated the excess of fair value of the reporting unit exceeded its carrying value by more than 25% of its carrying value, providing sufficient capacity in goodwill to address any normal volatility in assumptions.

Given that the Company does not believe there is any risk of failing step one of the goodwill impairment test, the following disclosure will be added to future filings as part of the critical accounting policies:

“Given the current economic conditions and level of business activity, the Company believes that its single reporting unit is not at risk of failing step one of the goodwill impairment test.”

For illustrative purposes, the following disclosure would be incorporated into future filings if we determined that our reporting unit was at risk of failing step one of the impairment test. The underlined portion represents the incremental proposed disclosures which would be added.

Larry Spirgel
October 8, 2010

Potential MD&A disclosure for future filings:

Critical Accounting Policies

Goodwill and Other Intangible Assets with Indefinite Useful Lives

Goodwill and other intangible assets with indefinite useful lives were recorded as a result of the Acquisition and their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings.  Testing for impairment requires significant subjective judgments by management in relation to discount rates, future cash flows, income tax rates and overall future health of satellites.  For additional information regarding the assumptions used, please refer to note 11 of the 2009 annual audited financial statements. A $483 million impairment loss was recorded in 2008 on the orbital slots.  No impairment charge was recorded in 2009.

Changes in any of the assumptions used could have a material impact on the calculation of the fair value and therefore the impairment charge. However, the Company continually monitors its reporting unit for impairment indicators and updates its fair value model as required.  The key uncertainty in the assumptions used lies with the discount rate which is heavily influenced by market activity. The Company is currently unaware of any market trends that are contrary to the assumptions used in the fair valuation of the reporting unit.

Potential financial statements disclosure for future filings:

Significant accounting policies: (note 2 in the 2009 financial statements)

Goodwill and Other Intangible Assets

The Company accounts for business combinations using the purchase method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill.  The excess of the cost of acquisition over the fair value of net assets acquired, including both tangible and intangible assets, has been allocated to goodwill.  The Company considers orbital slots and trade names to be indefinite lived intangible assets.

Larry Spirgel
October 8, 2010

Finite-lived intangible assets consist of revenue backlog, customer relationships, favourable leases, transponder rights and patents, all of which were recorded in connection with the acquisition of Telesat Canada and Skynet (see note 1).  Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method of amortization.  Below are the estimated useful lives of the finite-lived intangible assets:

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Favorable leases	4 to 5
Concession right	15
Transponder rights	3 to 14
Patents	18

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

For goodwill and intangible assets with indefinite useful lives, an assessment for impairment is undertaken annually, or whenever events or changes in circumstances indicate that the carrying amount of these assets is likely to exceed their fair values.

Goodwill is tested using a two-step process.  The first step of the impairment assessment is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, there is no goodwill impairment and the assessment is complete.  However, if the carrying amount of the reporting unit exceeds its fair value, it indicates an impairment may exist and step two of the impairment test must be conducted.  In the second step of the impairment test, the implied fair value of the reporting unit’s goodwill is compared to its carrying value.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, an impairment loss shall be recognized.

In performing the first step of the goodwill impairment analysis, the Company used the income approach as well as the market approach in the determination of the fair value of the reporting unit.  Under the income approach, the sum of the projected discounted cash flows for the next five years in addition to a terminal value are used to determine the fair value of the reporting unit.  In this model, significant assumptions used include: revenues, expenses, capital expenditures, working capital, terminal growth rate and discount rate.

Larry Spirgel
October 8, 2010

Under the market based approach, the fair value of the reporting unit is determined based on market multiples derived from comparable public companies.  As part of that analysis, assumptions are made regarding comparability of selected companies including revenue, EBITDA multiples, growth rates, size and overall profitability.

Goodwill footnote

GOODWILL AND INTANGIBLE ASSETS (note 11 in the 2009 financial statements)

Goodwill and intangible assets were initially established in connection with the Telesat Canada acquisition described in note 3.

		Accumulated	Net Book
2009	Cost	Amortization	Value

Finite life intangible assets:
Revenue backlog	268,123	(77,210)	190,913
Customer relationships	197,920	(33,140)	164,780
Favourable leases	2,990	(1,774)	1,216
Concession right	1,404	(94)	1,310
Transponder rights	29,550	(7,493)	22,057
Patents	59	(7)	52
	500,046	(119,718)	380,328
Indefinite life intangible assets:
Orbital slots	113,347	-	113,347
Trade name	17,000	-	17,000
Total intangible assets	630,393	(119,718)	510,675
Goodwill	2,446,603	-	2,446,603
Goodwill and intangible assets	3,076,996	(119,718)	2,957,278

Larry Spirgel
October 8, 2010

		Accumulated	Net Book
2008	Cost	Amortization	Value

Finite life intangible assets:
Revenue backlog	274,487	(44,988)	229,499
Customer relationships	207,704	(14,500)	193,204
Favourable leases	4,816	(1,987)	2,829
Concession right	1,230	-	1,230
Transponder rights	28,497	(3,626)	24,871
Patents	59	(4)	55
	516,793	(65,105)	451,688
Indefinite life intangible assets:
Orbital slots	113,347	-	113,347
Trade name	17,000	-	17,000
Total intangible assets	647,140	(65,105)	582,035
Goodwill	2,446,603	-	2,446,603
Goodwill and intangible assets	3,093,743	(65,105)	3,028,638

The Company recorded amortization expense on intangible assets of $54.8 million for the year ended December 31, 2009 (2008 - $55.5 million; two months ended December 31, 2007 - $8.1 million).

During the fourth quarter of 2008, Telesat performed its annual valuation of indefinite life intangible assets, which resulted in an impairment charge of $483.0 million to the orbital slots.  The impairment charge was measured as the excess of the carrying amount of orbital slots over their fair value, with the estimated fair value being based on the “build up” method.  Under the “build up” method, the amount that an investor would be willing to pay for an orbital slot is calculated by estimating the cash flows that typical market participants would assume could be available from the operation of satellites using the subject slot in a similar market. The increase of the discount rate due to current market conditions, the impact of a strengthened U.S. dollar on the cost of satellites, as well as the increases to insurance costs and launch services in 2008 reduced the present value of the expected future cash flows for the orbital slots.

Larry Spirgel
October 8, 2010

The Company also performed its annual impairment test on goodwill in 2009 by comparing the estimated fair value to the carrying value.  The Company only has one reporting unit with a corresponding goodwill balance of $2,446.6 million.  The fair value of the reporting unit exceeds its carrying value by more than 25% based on the step one of the annual impairment test. The most significant assumptions used in step one of the impairment test were as follows:

	December 31, 2009	December 31, 2008
Discount rate	9.5%	11.5%
Compounded annual growth rate (5 years)	6.2%	5.9%
Terminal year growth rate	3.0%	3.0%

The Company believes the assumptions used to determine the fair value of our reporting unit are reasonable.  If different assumptions were used, particularly with respect to forecasted cash flows or the discount rate, different estimates of fair value may have resulted and there could have been a risk of failing step one of the goodwill impairment test   Actual operating results and the related cash flows of the reporting unit could differ from the estimated operating results and related cash flows used in the impairment analysis.

2.
Comment:  We note that you took a significant goodwill and intangible assets impairment charges of $483 million in the fiscal year 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:

For further clarity, we respectfully point out that the impairment charge recorded in 2008 was for intangible assets only and not for goodwill.

Larry Spirgel
October 8, 2010

In response to the staff’s comment, the Company will add the following disclosure to its future filings of the Form 20-F (incremental disclosure is underlined):

Impairment Loss on Intangible Assets

During the fourth quarter of 2008, the Company performed its annual valuation of indefinite life intangible assets, which resulted in an impairment charge of $483.0 million to the orbital slots.  The impairment charge was measured as the excess of the carrying amount of orbital slots over their fair value, with the fair value being based on the ‘build up” method.  Under the “build up” method, the amount that an investor would be willing to pay for an orbital slot is calculated by estimating the cash flows that typical market participants would assume could be available from the operation of satellites using the subject slot in a similar market. Some of the key assumptions used in the fair valuation of the orbital slots included: market penetration leading to revenue potential, profit margin, duration and profile of the build-up period, estimated start up costs and losses incurred during the build-up period as well as the discount rate.

The economic conditions which existed at the end of 2008 had a significant impact on some of the key assumptions used in the fair valuation model of orbital slots.  More specifically, the increase of the discount rate as a result of significant volatility in the markets as well as the impact of a strengthened U.S. dollar on the cost of satellites definitely impacted the fair value of the orbital slots at that given time.  Furthermore, insurance costs and launch services were subject to significant increases in late 2008 due to the volatile economic environment.  All of the above mentioned factors combined, reduced the present value of the expected future cash flows for the orbital slots which led to the recognition of a $483.0 million impairment charge.

The Company believes that the economic conditions prevailing at the end of 2008 combined with an increase in insurance and launch services and higher satellite costs led to the impairment charge on orbital slots.  However, the Company does not currently believe that the impairment charge on the orbital slots, which was mainly the result of unusually high discount rates caused by market uncertainty, will have any significant impact on future operating results or liquidity.  Furthermore, historical results are not necessarily indicative of future operating results.

Based on the current economic conditions as well as industry trends towards insurance and launch services, the Company does not believe there is a significant risk for further impairment charges.  However, assumptions are reviewed on an annual basis, or more frequently if required, to assess any potential impact on the fair value of the Company’s indefinite-lived intangibles and goodwill.

Larry Spirgel
October 8, 2010

3.	Comment: Please provide us with the proposed disclosures which you intend to include in your next Form 20-F to comply with the above comments.

Response:  The proposed future disclosures have been included in the responses to comments 1 and 2 above.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

Christopher S. DiFrancesco

cc:	John Harrington
Claire DeLabar
Terry French
Michel Cayouette
Michael Bolitho
Brett Cooper